--------------------------------

            FORM 4
--------------------------------
|_|   CHECK THIS BOX IF NO LONGER
      SUBJECT TO SECTION 16.  FORM 4
      OR FORM 5 OBLIGATIONS MAY
      CONTINUE.  SEE INSTRUCTION 1(B).
      (Print or Type Responses)


                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP





Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940



------------------------------------------------------------------------------------------------------------------------------------

1. Name and Address of Reporting Person**      2. Issuer Name and Ticker or Trading Symbol   6. Relationship of Reporting Person(s)
                                                                                                to Issuer (Check all applicable)
   ROBERT FLEMING, INC.                            IMPAX LABORATORIES, INC. (IPXL)

---------------------------------------------------------------------------------------------
                                                                                                   Director        X  10% Owner
                                                                                               ---                ---
   (Last)    (First)    (Middle)               3. IRS Identification    4. Statement for           Officer (give      Other (specify
                                                  Number of Reporting       Month/Year         --- title below)   ---  below)
                                                  Person, if an Entity      March 2000
   320 PARK AVENUE, 11TH FLOOR                    (Voluntary)
-----------------------------------------------                         ------------------------------------------------------------
              (Street)                                                  5. If Amendment,     7. Individual or Joint/Group Filing
                                                                           Date of             (Check Applicable Line)
                                                                           Original(Month/Year)   Form filed by one Reporting Person
  NEW YORK      NY         10022                                           May 1999            ---
                                                                                                X  Form filed by more than one
                                                                                               ---  Reporting Person

------------------------------------------------------------------------------------------------------------------------------------
   (City)    (State)      (Zip)
------------------------------------------------------------------------------------------------------------------------------------

                          TABLE I -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
------------------------------------------------------------------------------------------------------------------------------------

1. Title of Security    2. Trans-   3. Trans-    4. Securities Acquired (A)     5. Amount of          6. Owner-      7. Nature
   (Instr. 3)              action      action       or Disposed of (D)             Securities            ship           of In-
                           Date        Code        (Instr. 3, 4 and 5)             Beneficially          Form:          direct
                                       (Instr. 8)                                  Owned at              Direct         Bene-
                          (Month/                                                  End of                (D) or         ficial
                           Day/                                                    Month                 Indirect       Owner-
                           Year)                                                   (Instr. 3 and 4)      (I)            ship
                                                                                                         (Instr. 4)     (Instr. 4)
                                     -------------------------------------------
                                                                (A) or
                                      Code    V       Amount    (D)       Price
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------




 FORM 4 (CONTINUED)          TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                     (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)
(Print or Type Responses)

------------------------------------------------------------------------------------------------------------------------------------

1. Title of     2.        3. Tran-   4. Transac-  5. Number of             6. Date Exer-       7. Title and Amount of   8. Price
   Derivative   Conver-      saction    tion         Derivative Securities    cisable and Ex-  Underlying Securities       of
   Security     sion         Date       Code         Acquired (A) or          piration Date    (Instr. 3 and 4)          Derivative
   (Instr. 3)   or           (Month/    (Instr.8)    Disposed of (D)          (Month/Day/                                Security
                Exercise     Day/                   (Instr. 3, 4, and 5)      Year)                                      (Instr. 5)
                Price of     Year)
                Deriv-
                ative
                Security
                                                                           ---------------------------------------------------------

                                                                             Date     Expira-    Title    Amount or
                                                                             Exer-    tion                Number of
                                                                             cisable  Date                Shares
                                       -------------------------------------
                                        Code   V       (A)      (D)
------------------------------------------------------------------------------------------------------------------------------------
Series 2         $5.00       3/23/00    J(1)          75,000                 Immed.  3/31/2005   Common   1,500,000         (2)
Convertible      per share                                                                       Stock
Preferred
Stock
------------------------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------------------------------------





9. Number of       10.Owner-     11. Nature
   Derivative         ship           of Indirect
   Securities         Form of        Beneficial
   Beneficially       Derivative     Ownership
   Owned at End       Security:      (Instr. 4)
   of Month           Direct (D) or
  (Instr. 4)          Indirect (I)
                      (Instr.4)

--------------------------------------------------
    75,000               (1)             (1)
--------------------------------------------------

--------------------------------------------------


Explanation of Responses:

(1) Fleming US Discovery Fund III, L.P. ("US Fund") purchased 64,637 shares of Series 2 Convertible Preferred Stock, which are currently convertible into 1,292,740 shares of Common Stock (in addition to the (x) 43,093 shares of Series 1-A Convertible Preferred Stock it already owned and (y) 538,662 warrants to purchase shares of Common Stock it already owned). Fleming US Discovery Offshore Fund III, L.P. ("Offshore Fund") purchased 10,363 shares of Series 2 Convertible Preferred Stock, which are currently convertible into 207,260 shares of Common Stock (in addition to the (x) 6,907 shares of Series 1-A Convertible Preferred Stock it already owned and (y) 86,338 warrants to purchase shares of Common Stock it already owned). Fleming US Discovery Partners, L.P. ("Fleming Partners") is the general partner of the US Fund and a general partner of the Offshore Fund, and thus may be deemed to have an indirect beneficial ownership in these securities. Fleming Partners disclaims beneficial ownership of such securities except to the extent of its pecuniary interest therein. Fleming US Discovery, LLC ("Discovery") is the general partner of Fleming Partners, and thus may be deemed to have an indirect beneficial ownership in these securities. Discovery disclaims beneficial ownership of such securities except to the extent of its pecuniary interest therein. Robert Fleming, Inc. ("RFI") is the investment adviser to US Fund and Offshore Fund, and thus may be deemed to have an indirect beneficial ownership in these securities. RFI disclaims beneficial ownership of such securities except to the extent of its pecuniary interest therein. Robert Fleming Holdings, Ltd. ("RFH") is the parent of RFI, and thus may be deemed to have an indirect beneficial ownership in these securities. RFH disclaims beneficial ownership of such securities except to the extent of its pecuniary interest therein.

(2) The US Fund purchased its Series 2 Convertible Preferred Stock that it acquired on the Transaction Date for an aggregate purchase price of $6,463,700. The Offshore Fund purchased its Series 2 Convertible Preferred Stock that it acquired on the Transaction Date for an aggregate purchase price of $1,036,300.




                                               ROBERT FLEMING, INC.



**Intentional misstatements or
  omissions of facts
  constitute Federal
  Criminal Violations.


SEE 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).      By: /s/ Arthur A. Levy
                                               -------------------------------
                                               **Signature of Reporting Person
                                                 Arthur A. Levy, Director


                                                  4/7/00
                                               -------------------------------
                                               Date



NOTE. File three copies of this Form, one of which must be manually signed. If space provided is insufficient, SEE Instruction 6 for procedure.

                             Joint Filer Information


       Name:                       FLEMING US DISCOVERY FUND III, L.P.


       Address:                    320 Park Avenue, 11th Floor
                                   New York, NY 10022

       Designated Filer:           Robert Fleming, Inc.


       Issuer & Ticker Symbol:     Impax Laboratories, Inc. (IPXL)


       Date of Event
           Requiring Statement:    3/23/00



       Signature:                  FLEMING US DISCOVERY FUND III, L.P.
                                       By:  Fleming US Discovery Partners, L.P.,
                                               its general partner
                                          By:   Fleming US Discovery, LLC, its
                                                  general partner


                                                 By: /s/ Robert L. Burr
                                                 -----------------------------
                                                 Robert L. Burr, Member

                             Joint Filer Information


       Name:                       FLEMING US DISCOVERY OFFSHORE FUND III, L.P.


       Address:                    c/o Bank of Bermuda, Ltd,
                                   6 Front St
                                   Hamilton HM 11 Bermuda


       Designated Filer:           Robert Fleming, Inc.


       Issuer & Ticker Symbol:     Impax Laboratories, Inc. (IPXL)


       Date of Event
         Requiring Statement:      3/23/00



       Signature:                  FLEMING US DISCOVERY OFFSHORE FUND III, L.P.
                                     By:  Fleming US Discovery Partners, L.P.,
                                                   its general partner
                                            By:  Fleming US Discovery, LLC, its
                                                    general partner

                                                 By: /s/ Robert L. Burr
                                                -----------------------------
                                                 Robert L. Burr, Member

                             Joint Filer Information


       Name:                       FLEMING US DISCOVERY PARTNERS, L.P.


       Address:                    320 Park Avenue, 11th Floor
                                   New York, NY  10022


       Designated Filer:           Robert Fleming, Inc.



       Issuer & Ticker Symbol:     Impax Laboratories, Inc. (IPXL)



       Date of Event
          Requiring Statement:     3/23/00



       Signature:                  FLEMING US DISCOVERY PARTNERS, L.P.
                                      By:  Fleming US Discovery, LLC, its
                                           general partner


                                                 By: /s/ Robert L. Burr
                                                -----------------------------
                                                 Robert L. Burr, Member

                             Joint Filer Information


       Name:                       FLEMING US DISCOVERY, LLC


       Address:                    320 Park Avenue, 11th Floor
                                   New York, NY  10022


       Designated Filer:           Robert Fleming, Inc.



       Issuer & Ticker Symbol:     Impax Laboratories, Inc. (IPXL)



       Date of Event
          Requiring Statement:     3/23/00



       Signature:                  FLEMING US DISCOVERY, LLC


                                   By: /s/ Robert L. Burr
                                   -----------------------------
                                   Robert L. Burr, Member

                             Joint Filer Information


       Name:                       ROBERT FLEMING HOLDINGS, LTD.

       Address:                    25 Copthall Avenue
                                   London EC2B 7PQ, England


       Designated Filer:           Robert Fleming, Inc.


       Issuer & Ticker Symbol:     Impax Laboratories, Inc. (IPXL)


       Date of Event
           Requiring Statement:    3/23/00



       Signature:                  ROBERT FLEMING HOLDINGS, LTD.


                                   By:  /s/  Arthur A. Levy
                                       -----------------------------
                                       Arthur A. Levy, Director